Exhibit 99.1

PRESS RELEASE
Amdocs Limited Reports Quarterly Revenue of $707 Million,
Up Sequentially and Above Guidance
Key highlights:
•	Fourth quarter revenue of $707 million, above the $670-$690 million guidance range

•	Fourth quarter non-GAAP operating income of $128 million; non-GAAP operating margin of 18.1%; GAAP operating income of $97 million

•	Fourth quarter diluted non-GAAP EPS of $0.53, excluding amortization of purchased intangible assets and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.42 for the fourth quarter

•	Free cash flow of $166 million for the fourth quarter

•	12-month backlog of $2.385 billion at the end of the fourth quarter

•	First quarter fiscal 2010 guidance: Expected revenue of approximately $705-$725 million and diluted non-GAAP EPS of $0.51-$0.55, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.38-$0.44
ST. LOUIS – November 4, 2009 – Amdocs Limited (NYSE: DOX) today reported that for its fiscal fourth quarter ended September 30, 2009, revenue was $707.4 million, a decrease of 14.3% from last year’s fourth quarter and up 2.5% sequentially. Net income on a non-GAAP basis was $109.2 million, or $0.53 per diluted share, compared to non-GAAP net income of $117.2 million, or $0.54 per diluted share, in the fourth quarter of fiscal 2008. Non-GAAP net income excludes amortization of purchased intangible assets and equity-based compensation expenses of $23.4 million, net of related tax effects, in the fourth quarter of fiscal 2009 and excludes such amortization, equity-based compensation expenses and restructuring charges of $34.5 million, net of related tax effects, in the fourth quarter of fiscal 2008. The Company’s GAAP net income for the fourth quarter of fiscal 2009 was $85.8 million, or $0.42 per diluted share, compared to GAAP net income of $82.7 million, or $0.38 per diluted share, in the prior year’s fourth quarter.
“After experiencing a challenging fiscal year, we are pleased that our fourth quarter results demonstrated stronger-than-expected performance across our four key financial metrics: revenue, profitability, earnings and free cash flow. We believe this reflects positively on the value of Amdocs’ market leading offerings and strategic position against the backdrop of steadying economic conditions. While indicators are still mixed across our market and the global economy, we are cautiously optimistic that our business is stabilizing to slightly improving, as reflected in our fiscal first quarter guidance for 2010,” said Dov Baharav, chief executive officer of Amdocs Management Limited.
Baharav continued, “Reflecting on our relative successes in 2009, we experienced rising interest and strong signings in managed services which we believe addresses the communications industry’s need to streamline cost structures, while concurrently offering the option to modernize systems. Additionally, we performed very well in cable and satellite in a tough economy, and we validated our market position by establishing and expanding important relationships with leading operators. We expect these two growth drivers – managed services and cable and satellite – to continue to perform well and provide a strong foundation for our results again in 2010. On the other hand, our project-oriented activities contracted in 2009 as they naturally reacted more sharply to deteriorating economic conditions. We believe, in aggregate, our project-oriented revenue is showing early signs of stabilization; however, decision cycles remain extended and results may still vary quarter to quarter in individual product areas and geographies.”
Baharav concluded, “Lastly, we believe we have made the right investments to drive our future long-term growth. Over the course of the recession, we have deepened our relationships with key customers, led the industry in R&D investment, and continued to streamline our cost structure. As a result, we truly believe we are emerging from the global economic crisis in a stronger competitive position than we entered.”

Free cash flow was $166 million for the quarter, comprised of cash flow from operations of $184 million less approximately $18 million in net capital expenditures and other.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.385 billion at the end of the fourth quarter of fiscal 2009.
Financial Outlook
Amdocs expects that revenue for the first quarter of fiscal 2010 will be approximately $705-$725 million. Diluted earnings per share on a non-GAAP basis for the first quarter are expected to be $0.51-$0.55, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the first quarter will be $0.38-$0.44.
Fiscal Year 2009 Results
For the fiscal year ended September 30, 2009, revenue decreased by 9.5% to $2.863 billion. Fiscal 2009 net income on a non-GAAP basis was $438.9 million, or $2.12 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets and in-process research and development write-off, and excluding restructuring charges and equity-based compensation expense, net of related tax effects, of $112.7 million), compared to non-GAAP net income of $499.6 million, or $2.29 per diluted share, in fiscal 2008 (excluding acquisition-related costs, which include amortization of purchased intangible assets and in-process research and development write-off, and excluding restructuring charges and equity-based compensation expense, net of related tax effects, of $120.7 million). The Company’s GAAP net income in fiscal 2009 was $326.2 million, or $1.58 per diluted share, compared to GAAP net income of $378.9 million, or $1.74 per diluted share, in fiscal 2008.
Amdocs will host a conference call on November 4, 2009 at 5 p.m. Eastern Time to discuss the Company’s fourth quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets;

•	in-process research and development write-off;

•	restructuring charges;

•	equity-based compensation expense; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experienceTM – at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $2.86 billion in fiscal 2009, Amdocs has approximately 17,000 employees and serves customers in more than 60 countries around the world. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995,

including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2008 filed on December 8, 2008 and in our quarterly 6-Ks furnished on February 9, 2009, May 12, 2009 and August 10, 2009.
Contact:
Elizabeth Grausam
Director of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenue:
License	$27,267	$41,917	$135,146	$135,487
Service	680,152	783,360	2,727,461	3,026,609

	707,419	825,277	2,862,607	3,162,096

Operating expenses:
Cost of license	589	462	2,686	2,729
Cost of service	450,122	530,428	1,831,947	2,023,562
Research and development	50,274	57,252	210,387	225,492
Selling, general and administrative	88,030	103,171	344,335	404,134
Amortization of purchased intangible assets	21,559	20,385	85,153	86,687
Restructuring charges and in-process research and development (1)	—	12,116	20,780	13,896

	610,574	723,814	2,495,288	2,756,500

Operating income	96,845	101,463	367,319	405,596

Interest (expense) income and other, net	(151)	(11,842)	(1,165)	11,955

Income before income taxes	96,694	89,621	366,154	417,551

Income taxes	10,943	6,910	39,978	38,645

Net income	$85,751	$82,711	$326,176	$378,906

Basic earnings per share	$0.42	$0.40	$1.61	$1.83

Diluted earnings per share (2)	$0.42	$0.38	$1.58	$1.74

Basic weighted average number of shares outstanding	203,587	205,164	202,867	206,590

Diluted weighted average number of shares outstanding	204,883	217,479	207,606	219,606

(1)	Restructuring charges and in-process research and development for the twelve months ended September 30, 2009 and 2008 include restructuring charges of $15,140 and $12,116 and in-process research and development of $5,640 and $1,780, respectively.

(2)	To reflect the impact of assumed conversion of the convertible notes, $0 and $1,486, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2009, respectively, and $985 and $3,940 were added back to net income for the three and twelve months ended September 30, 2008, respectively, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenue	$707,419	$825,277	$2,862,607	$3,162,096

Non-GAAP operating income	127,984	147,744	516,163	563,669

Non-GAAP net income	109,198	117,208	438,878	499,608

Non-GAAP diluted earnings per share (1)	$0.53	$0.54	$2.12	$2.29

Diluted weighted average number of shares outstanding	204,883	217,479	207,606	219,606

(1)	To reflect the impact of assumed conversion of the convertible notes, $0 and $1,486, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2009, respectively, and $985 and $3,940 were added back to net income for the three and twelve months ended September 30, 2008, respectively, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	September 30, 2009
		Reconciliation items
		Amortization
		of purchased	Equity based
		intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$589	$—	$—	$—	$589
Cost of service	450,122	—	(4,957)	—	445,165
Research and development	50,274	—	(972)	—	49,302
Selling, general and administrative	88,030	—	(3,651)	—	84,379
Amortization of purchased intangible assets	21,559	(21,559)	—	—	—

Total operating expenses	610,574	(21,559)	(9,580)	—	$579,435

Operating income	96,845	21,559	9,580	—	127,984

Income taxes	10,943	—	—	7,692	18,635

Net income	$85,751	$21,559	$9,580	$(7,692)	$109,198

	Three months ended
	September 30, 2008
		Reconciliation items
		Amortization
		of purchased		Equity based
		intangible	Restructuring	compensation
	GAAP	assets	charges	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$462	$—	$—	$—	$—	$462
Cost of service	530,428	—	—	(5,836)	—	524,592
Research and development	57,252	—	—	(1,088)	—	56,164
Selling, general and administrative	103,171	—	—	(6,856)	—	96,315
Amortization of purchased intangible assets	20,385	(20,385)	—	—	—	—
Restructuring charges and in-process research and development	12,116	—	(12,116)	—	—	—

Total operating expenses	723,814	(20,385)	(12,116)	(13,780)	—	$677,533

Operating income	101,463	20,385	12,116	13,780	—	147,744

Income taxes	6,910	—	—	—	11,784	18,694

Net income	$82,711	$20,385	$12,116	$13,780	$(11,784)	$117,208

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Twelve months ended
	September 30, 2009
		Reconciliation items
			Restructuring
		Amortization	charges and
		of purchased	in-process	Equity based
		intangible	research and	compensation
	GAAP	assets	development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,686	$—	$—	$—	$—	$2,686
Cost of service	1,831,947	—	—	(21,733)	—	1,810,214
Research and development	210,387	—	—	(4,249)	—	206,138
Selling, general and administrative	344,335	—	—	(16,929)	—	327,406
Amortization of purchased intangible assets	85,153	(85,153)	—	—	—	—
Restructuring charges and in-process research and development	20,780	—	(20,780)	—	—	—

Total operating expenses	2,495,288	(85,153)	(20,780)	(42,911)	—	2,346,444

Operating income	367,319	85,153	20,780	42,911	—	516,163

Income taxes	39,978	—	—	—	36,142	76,120

Net income	$326,176	$85,153	$20,780	$42,911	$(36,142)	$438,878

	Twelve months ended
	September 30, 2008
		Reconciliation items
			Restructuring
		Amortization of	charges and
		purchased	in-process	Equity based
		intangible	research and	compensation
	GAAP	assets	development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,729	$—	$—	$—	$—	$2,729
Cost of service	2,023,562	—	—	(23,547)	—	2,000,015
Research and development	225,492	—	—	(4,714)	—	220,778
Selling, general and administrative	404,134	—	—	(29,229)	—	374,905
Amortization of purchased intangible assets	86,687	(86,687)	—	—	—	—
Restructuring charges and in-process research and development	13,896	—	(13,896)	—	—	—

Total operating expenses	2,756,500	(86,687)	(13,896)	(57,490)	—	2,598,427

Operating income	405,596	86,687	13,896	57,490	—	563,669

Income taxes	38,645	—	—	—	37,371	76,016

Net income	$378,906	$86,687	$13,896	$57,490	$(37,371)	$499,608

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	September 30,	September 30,
	2009	2008
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,173,041	$1,244,378
Accounts receivable, net, including unbilled of $21,749 and $48,264 respectively	454,965	573,764
Deferred income taxes and taxes receivable	117,848	84,515
Prepaid expenses and other current assets	126,704	102,930

Total current assets	1,872,558	2,005,587

Equipment, vehicles and leasehold improvements, net	279,659	317,081
Goodwill and other intangible assets, net	1,766,761	1,796,922
Other noncurrent assets	409,439	459,473

Total assets	$4,328,417	$4,579,063

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$415,371	$601,945
Deferred revenue	186,158	197,851
Deferred income taxes and taxes payable	9,338	30,228

Total current liabilities	610,867	830,024
0.50% Convertible notes	1,020	450,000
Noncurrent liabilities and other	503,477	493,848
Shareholders’ equity	3,213,053	2,805,191

Total liabilities and shareholders’ equity	$4,328,417	$4,579,063

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Year ended September 30,
	2009	2008
Cash Flow from Operating Activities:
Net income	$326,176	$378,906
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	198,119	192,937
In-process research and development expenses	5,640	1,780
Equity-based compensation expense	42,911	57,490
Loss (gain) on sale of equipment	197	(970)
Deferred income taxes	16,249	1,111
Gain on repurchase of convertible notes	(2,185)	—
Excess tax benefit from equity-based compensation	(18)	(211)
Loss from short-term interest-bearing investments	4,449	4,945
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	131,527	(118,291)
Prepaid expenses and other current assets	(13,614)	4,173
Other noncurrent assets	(2,690)	(31,739)
Accounts payable, accrued expenses and accrued personnel	(160,321)	(27,501)
Deferred revenue	20,956	28,408
Income taxes payable, net	(19,980)	(26,824)
Noncurrent liabilities and other	(28,260)	18,799

Net cash provided by operating activities	519,156	483,013

Cash Flow from Investing Activities:
Proceeds from sale of equipment, vehicles and leasehold improvements	994	2,655
Payments for purchase of equipment and leasehold improvements	(83,325)	(135,823)
Proceeds from sale of short-term interest-bearing investments	1,045,278	708,708
Purchase of short-term interest-bearing investments	(963,433)	(685,873)
Net cash paid for acquisitions	(65,890)	(58,772)

Net cash used in investing activities	(66,376)	(169,105)

Cash Flow from Financing Activities:
Borrowings under long-term financing arrangements	450,000	—
Payments under long-term financing arrangements	(450,000)	—
Redemption of convertible notes	(330,780)	(175)
Repurchase of convertible notes	(116,015)	—
Repurchase of shares	(20,014)	(247,630)
Proceeds from employee stock options exercised	27,893	37,577
Payments under capital lease and short-term financing arrangements	(3,970)	(542)
Excess tax benefit from equity-based compensation	18	211

Net cash used in financing activities	(442,868)	(210,559)

Net increase in cash and cash equivalents	9,912	103,349
Cash and cash equivalents at beginning of year	718,850	615,501

Cash and cash equivalents at end of year	$728,762	$718,850

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2009	2009	2009	2008	2008
North America	$528.0	$527.7	$539.8	$561.6	$558.7
Europe	93.0	84.4	105.0	111.4	150.9
Rest of World	86.4	78.2	66.3	80.8	115.7

Total Revenue	$707.4	$690.3	$711.1	$753.8	$825.3

	Three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2009	2009	2009	2008	2008
Customer Experience
Systems	$668.6	$647.9	$668.0	$701.0	$756.5
Directory	38.8	42.4	43.1	52.8	68.8

Total Revenue	$707.4	$690.3	$711.1	$753.8	$825.3

	As of
	September 30,	June 30,	March 31,	December 31,	September 30,
	2009	2009	2009	2008	2008
12-Month Backlog	$2,385	$2,370	$2,370	$2,400	$2,420

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